Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713 439-8600
Fax 713 439-8966

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer
October 20, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 8, 2010
File No. 001-09397
Dear Mr. Schwall:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conference calls held on September 15, 2010 and October 12, 2010, which supplement the Company’s letters dated August 13, 2010 and September 28, 2010 to the Commission in response to the Commission’s letters dated July 23, 2010 and October 12, 2010, which were received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s October 12, 2010 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2009
General
1. We note your responses in your letters dated August 13, 2010 and September 28, 2010 to prior comment 1 from our letter dated July 23, 2010. We are still considering your response and may have further comments.

Securities and Exchange Commission
October 20, 2010

Response:
     Supplemental information regarding the Company’s insurance programs is contained in Exhibit A. Exhibit A has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
Definitive Proxy Statement on Schedule 14A
Performance Units, page 25
2. We note your response to prior comment 4 from our letter dated July 23 2010. Please provide a sample of the disclosure you proposed to include in future filings.
Response:
Draft 2011 Proxy Disclosure
Performance Unit Awards
     Performance units represent a significant portion of our long-term incentive compensation program. Performance units are certificates of potential value that are payable in cash after the end of a specified performance period. The performance units are designed in a manner to incent the Senior Executives to strive to achieve certain specific Company long-term performance goals during specific performance periods. While the values of stock options, RSAs and RSUs tie directly to our stock price, performance units reward contributions to our financial performance and mitigate the impact of the volatility of the stock market on our long-term incentive compensation program.
     Each of the Senior Executives was granted performance unit awards during 2008, 2009 and 2010.
     Performance units are generally awarded once each year (typically in January) to Senior Executives at the same time as grants are made to the general eligible employee population. The performance unit program operates in overlapping three-year periods with a payout determined at the end of each three-year period. The actual value our Senior Executives may realize under the performance unit program depends on how well we perform against our Peer Group (identified below) with respect to specified performance metrics which are established by the Compensation Committee with assistance from the Compensation Committee’s independent compensation consultant.

Securities and Exchange Commission
October 20, 2010

Performance Measurement Periods
     Under the terms of the performance unit program that has been in place since 2009 the amounts payable under performance unit awards are based upon our performance during four performance measurement intervals, one three-year performance measurement interval and three one-year performance measurement intervals within that three-year period. As of the end of each measurement interval, our performance is measured against the performance of our Peer Group members and 25 percent of the performance unit award value is determined. The payout, if any, will be made after the close of the three-year performance period on March 13, 2012 and on March 13, 2013 for performance unit awards granted in 2009 and 2010, respectively.
     As detailed in the charts below, the 2009 and 2010 performance units involve multiple performance measurement periods. Our performance relative to the performance of our Peer Group will be determined over four distinct periods and each period will make up 25 percent of the final value of the units.

2009 Performance Units	2010 Performance Units
• One-Year Period (2009)	• One-Year Period (2010)
• One-Year Period (2010)	• One-Year Period (2011)
• One-Year Period (2011)	• One-Year Period (2012)
• Three-Year Period (2009 to 2011)	• Three-Year Period (2010 to 2012)
     In the case of the performance units granted by us in 2009, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of 2009, 2010, and 2011. The final 25 percent of the performance unit value is calculated at the end of 2011 based upon the cumulative performance of the Company over the three-year performance period 2009 through 2011. Any payouts under the 2009 performance units will be made on March 13, 2011.
     In the case of the performance units granted by us in 2010, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2010, 2011, and 2012. The final 25 percent of the performance unit value is calculated at the end of 2012 based upon the cumulative performance of the Company over the three-year performance period 2010 through 2012. Any payouts under the 2010 performance units will be made on March 13, 2012.

Securities and Exchange Commission
October 20, 2010

Performance Metrics
     There are three basic performance metrics that apply to the 2009 and 2010 performance units. The potential amounts payable under the 2009 and 2010 performance units are based upon our (1) Revenue Growth, (2) Pre-Tax Operating Margin, and (3) Return on Net Capital Employed for the applicable performance periods compared to our Peer Group.
     Revenue Growth is the percentage increase of the revenue of the relevant company for the relevant one-year or three-year performance period. Revenue Growth for a one-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the one-year performance period and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the one-year performance period.
     Revenue Growth for a three-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the final calendar year of the three-year performance period, and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the three-year performance period.
     Pre-tax Operating Margin is the quotient of the operating profit of the relevant company for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company’s total revenue during that period of time.

Securities and Exchange Commission
October 20, 2010

     Return on Net Capital Employed is the relevant company’s earnings before interest and taxes plus non-operating income (or expenses) for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company’s capital employed for that period of time.
Peer Group
     The Peer Group consists of a group of four companies identified by the Compensation Committee (as listed below):

Peer Group
Halliburton Company
National Oilwell Varco Incorporated
Schlumberger Limited
Weatherford International Ltd.

Securities and Exchange Commission
October 20, 2010

Amounts Payable Under 2009 Performance Units for the One-Year Performance Period Starting in 2009
     In the case of the performance measurement period starting on January 1, 2009 under the 2009 performance unit awards, the unit value earned during the 2009 one-year performance measurement period for each of the three Revenue Growth, Pre-Tax Operating Margin and Return on Net Capital Employed performance goals applicable to the performance measurement period is one-third of 25 percent of the unit value amount listed below:

2009 Performance Period
Peer Group Rank	7th	6th	5th	4th	3rd	2nd	1st
Unit Value	$0	$25	$50	$75	$100	$150	$200

     Prior to certain corporate mergers consummated in 2010, the Peer Group that applied for the 2009 one-year performance measurement period under the 2009 performance units was the current Peer Group (listed above) plus Smith International, Inc. and BJ Services Company. Our relative ranking for the 2009 one-year performance measurement period was 4th, 4th and 4th for the Revenue Growth, Pre-Tax Operating Margin and Return on Net Capital Employed performance goals, respectively, resulting in a total per unit value of $18.75 earned during 2009 with respect to the 2009 performance units that will be paid on March 9, 2012.
Amounts Payable Under 2009 and 2010 Performance Units for One-Year Performance Periods Starting After 2009 and for the Three-Year Performance Period
     Each performance unit award agreement specifies the number of units granted to the Senior Executive. In the case of the one-year performance measurement periods starting on or after January 1, 2010 and the three-year performance measurement periods under both the 2009 and 2010 performance unit awards, the unit value earned during an applicable performance measurement period (a one-year or three-year performance measurement interval, as applicable) for each of the three Revenue Growth, Pre-Tax Operating Margin and Return on Net Capital Employed performance goals applicable to the performance measurement period is one-third of 25 percent of the unit value amount listed below:

2010, 2011 and Three-Year Performance Period
Peer Group Rank	5th	4th	3rd	2nd	1st
Unit Value	$0	$45	$90	$135	$200

Securities and Exchange Commission
October 20, 2010

Tabular Format Example of Performance Unit Payout Calculation
     The table below illustrates in tabular format the manner in which the amount payable under the 2010 performance unit award may be calculated.
Note that levels of achievement contained in the foregoing example are not forecasts by us of our expected levels of achievement. Rather, the levels of achievement for purposes of the illustrative example were selected at random.
Narrative Example of Performance Unit Payout Calculation
     Under the current formula for determining amounts payable under the 2010 performance units, there are multiple unit value amounts that may be earned based upon the relative ranking of our performance versus the performance of the Peer Group.
     For each measurement period, our performance will be compared to the performance of the companies in the Peer Group, and assigned a rank of 1st, 2nd, 3rd, 4th, or 5th. Values for each rank are assigned based on the table above.
     Assuming solely for illustrative purposes that we achieve the ranks of 5th, 2nd and 1st with respect to the three performance metrics; Revenue Growth, Pre-tax Operating Margin and Return on Net Capital Employed for the 2010 performance period, the performance unit value achieved for the 2010 performance period would be $27.92 in the aggregate (the average of $25 multiplied by 0%, $25 multiplied by 135% and $25 multiplied by 200%). Unit values for 2011, 2012 and for the three-year period would be calculated in the same manner.
     At the end of the three-year performance period the total amount that would be paid to the Senior Executive under his 2010 performance units would be $112.09 per unit (calculated as the sum of $27.92, $30.00, $27.92 and $26.25).

Securities and Exchange Commission
October 20, 2010

     Note that levels of achievement contained in the foregoing example are not forecasts by us of our expected levels of achievement. Rather, the levels of achievement for purposes of the illustrative example were selected at random.
Terminations of Employment
     Performance units are generally forfeited if a Senior Executive voluntarily leaves employment with us before the end of the performance cycle. Performance units pay out on a pro rata basis (based upon the actual performance levels achieved) if a Senior Executive retires at a time when the sum of his age and years of service equals at least 65.
Performance Units Granted in Prior Years
     For awards granted prior to 2009, Baker Value Added (“BVA”) was the financial metric used to determine payouts, if any, for performance units. BVA measures operating PAT less the cost of capital employed. BVA is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus interest expense, multiplied by (ii) one minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues (including interest and dividend income) minus total costs and expenses (including interest expense). At this time the Compensation Committee does not intend to use the BVA metric for future performance unit awards.
     We did not achieve the threshold level of BVA performance for performance unit awards granted in 2007 and, accordingly, no payout was made in March of 2010. The amounts of the performance unit award payments for each of the Senior Executives for the three-year performance period ending on December 31, 2009 were $0 and are shown in the Summary Compensation Table on page [__].
We [did/did not] achieve the threshold level of BVA performance for performance unit awards granted in 2008 and, accordingly, a payout of [$ ] will be made in March of 2011.

Securities and Exchange Commission
October 20, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 22
3. In this section, you sometimes refer to two or more primary drivers that contributed to a material change. For example, you state that the primary drivers of the increase in revenue in your North America segment included the acquisition of BJ Services and revenue and pricing increases supported by increased rig counts. Quantify the amount of the change that was contributed by each of the primary drivers. See Section III.D of SEC Release 33-6835 (May 18, 1989).
Response:
     We believe the disclosures included in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Unaudited Consolidated Condensed Financial Statements in the Form 10-Q for the quarter ended June 30, 2010 provide sufficient information to ascertain the primary reasons for the material fluctuations. We will continue to take into consideration the guidance provided by SEC Release 33-6835 (issued in May 1989) as well as Release 33-8350; 34-48960 and FR-72 (issued in December 2003) and will continue, where applicable and reasonably practicable, to include additional disclosures regarding the quantification of the impact of the identified drivers of material changes or indicate that it is not possible to quantify the related impact.
     In the Form 10-Q for the quarter ended June 30, 2010, we have disclosed the impact of the acquisition of BJ Services on revenue of $799 million in Note 2 of the Notes to Unaudited Consolidated Condensed Financial Statements and in the Executive Summary section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, our Form 10-K for the year ended December 31, 2009 included disclosure about the importance of the North American operations of BJ Services in the section “Risk Factors Related to the Merger with BJ Services”. It is not possible to provide a reliable quantification of the change in revenue due to pricing or activity; however, we are beginning to note increases in pricing and activity in certain markets and product lines and will continue to convey this general trend.
     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letters dated July 23, 2010 and October 12, 2010 and

Securities and Exchange Commission
October 20, 2010

supplemental comments received in our conference calls on September 15, 2010 and October 12, 2010. Please do not hesitate to call me at (713) 439-8764 or Sandy Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We would be pleased to visit with the Staff to answer any questions or to clarify any of our responses. Thank you for your assistance.

Sincerely yours,
Peter A. Ragauss
Senior Vice President &
Chief Financial Officer

cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Sandra E. Alford, Baker Hughes Incorporated
Alan R. Crain, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP